Exhibit 99.1

Press release Brussels / 8 October 2019 / 7.00am CET

Anheuser-Busch InBev announces the Reference Base following the pending divestiture of Carlton & United Breweries

8 October 2019 - Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) (“AB InBev”) announces the updated 2018 and 1H19 Reference Base for purposes of results announcements starting 1 October 2019.

The Reference Base excludes the results of the Australia business (Carlton & United Breweries). A binding sale agreement has been announced for this business, but the transaction has not yet closed. As per IFRS rules, the Australia business will be classified as a disposal group held for sale as of 3Q19, and therefore its FY18 and YTD19 results will be reported as discontinued operations until the sale is completed.

In accordance with IFRS rules and for comparative purposes, the Reference Base includes the restated results of AB InBev for 1Q18, 2Q18, 3Q18, 4Q18, FY18, 1Q19, 2Q19 and 1H19 as if the Australia business had been classified as a disposal group held for sale as of 1 January 2018. The Reference Base includes the restated results up to Normalized EBIT.

AB INBEV WORLDWIDE [updated]	1Q 2018	2Q 2018	3Q 2018	4Q 2018	FY 2018	1Q 2019	2Q 2019	1HY 2019
Total volumes (thousand hl)	133 092	141 984	144 583	140 161	559 819	131 715	144 317	276 031
Revenue	12 677	13 392	13 180	13 792	53 041	12 224	13 598	25 822
Cost of sales	-4 907	-5 000	-4 962	-5 063	-19 933	-4 777	-5 176	-9 953
Gross profit	7 770	8 392	8 217	8 728	33 108	7 447	8 423	15 869
SG&A	-4 207	-4 357	-4 156	-4 086	-16 807	-3 937	-4 137	-8 077
Other operating income/expenses	183	209	220	193	805	159	230	388
Normalized EBIT	3 748	4 244	4 281	4 836	17 107	3 668	4 515	8 180
Normalized EBITDA	4 897	5 383	5 433	6 018	21 732	4 801	5 646	10 445
Normalized EBITDA margin	38.6%	40.2%	41.2%	43.6%	41.0%	39.3%	41.5%	40.5%

NORTH AMERICA	1Q 2018	2Q 2018	3Q 2018	4Q 2018	FY 2018	1Q 2019	2Q 2019	1HY 2019
Total volumes (thousand hl)	24 814	29 813	29 985	26 114	110 726	24 522	29 113	53 635
Revenue	3 460	4 181	4 162	3 700	15 504	3 478	4 224	7 701
Cost of sales	-1 298	-1 534	-1 539	-1 394	-5 765	-1 326	-1 543	-2 869
Gross profit	2 161	2 647	2 623	2 307	9 738	2 152	2 681	4 833
SG&A	-1 049	-1 179	-1 161	-1 023	-4 413	-1 011	-1 186	-2 197
Other operating income/expenses	1	1	11	28	40	13	8	20
Normalized EBIT	1 112	1 469	1 473	1 311	5 365	1 153	1 503	2 656
Normalized EBITDA	1 322	1 673	1 683	1 522	6 199	1 347	1 698	3 045
Normalized EBITDA margin	38.2%	40.0%	40.4%	41.1%	40.0%	38.7%	40.2%	39.5%

MIDDLE AMERICAS	1Q 2018	2Q 2018	3Q 2018	4Q 2018	FY 2018	1Q 2019	2Q 2019	1HY 2019
Total volumes (thousand hl)	30 738	32 212	31 813	34 039	128 803	30 513	34 208	64 722
Revenue	2 705	2 892	2 876	3 141	11 614	2 711	3 024	5 735
Cost of sales	-811	-851	-837	-836	-3 336	-824	-887	-1 711
Gross profit	1 894	2 041	2 038	2 305	8 278	1 887	2 137	4 024
SG&A	-798	-827	-776	-775	-3 176	-747	-736	-1 483
Other operating income/expenses	6	21	44	17	88	7	47	55
Normalized EBIT	1 102	1 235	1 306	1 546	5 189	1 148	1 448	2 595
Normalized EBITDA	1 294	1 448	1 514	1 777	6 033	1 366	1 670	3 036
Normalized EBITDA margin	47.8%	50.1%	52.6%	56.6%	51.9%	50.4%	55.2%	52.9%

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Press release Brussels / 8 October 2019 / 7.00am CET

SOUTH AMERICA	1Q 2018	2Q 2018	3Q 2018	4Q 2018	FY 2018	1Q 2019	2Q 2019	1HY 2019
Total volumes (thousand hl)	34 088	30 383	31 297	39 851	135 618	36 268	30 588	66 856
Revenue	2 861	2 101	1 964	3 313	10 238	2 618	2 152	4 769
Cost of sales	-1 082	-797	-767	-1 196	-3 842	-1 039	-890	-1 928
Gross profit	1 778	1 304	1 197	2 117	6 396	1 579	1 262	2 841
SG&A	-868	-720	-624	-764	-2 976	-734	-693	-1 427
Other operating income/expenses	82	74	47	65	267	61	38	100
Normalized EBIT	992	657	620	1 418	3 688	907	607	1 514
Normalized EBITDA	1 257	884	879	1 675	4 696	1 137	839	1 976
Normalized EBITDA margin	44.0%	42.1%	44.7%	50.6%	45.9%	43.4%	39.0%	41.4%

EMEA [updated]	1Q 2018	2Q 2018	3Q 2018	4Q 2018	FY 2018	1Q 2019	2Q 2019	1HY 2019
Total volumes (thousand hl)	20 540	21 334	21 793	23 469	87 135	18 147	22 067	40 214
Revenue	1 917	2 175	2 094	2 181	8 368	1 672	2 111	3 783
Cost of sales	-833	-887	-866	-887	-3 473	-727	-909	-1 636
Gross profit	1 084	1 288	1 227	1 295	4 894	946	1 202	2 148
SG&A	-722	-751	-699	-708	-2 878	-648	-711	-1 359
Other operating income/expenses	49	68	76	40	232	42	55	98
Normalized EBIT	411	606	605	628	2 248	339	547	887
Normalized EBITDA	659	847	833	845	3 184	568	802	1 372
Normalized EBITDA margin	34.4%	38.9%	39.8%	38.7%	38.1%	34.0%	38.0%	36.3%

ASIA PACIFIC [updated]	1Q 2018	2Q 2018	3Q 2018	4Q 2018	FY 2018	1Q 2019	2Q 2019	1HY 2019
Total volumes (thousand hl)	22 289	27 970	29 432	16 424	96 116	22 103	28 085	50 189
Revenue	1 589	1 935	1 920	1 290	6 735	1 610	1 904	3 514
Cost of sales	-759	-860	-852	-628	-3 098	-740	-795	-1 535
Gross profit	830	1 076	1 068	663	3 637	870	1 109	1 979
SG&A	-506	-639	-648	-555	-2 347	-493	-555	-1 048
Other operating income/expenses	38	41	43	32	154	27	60	86
Normalized EBIT	363	477	463	140	1 444	404	614	1 017
Normalized EBITDA	530	662	649	337	2 178	591	762	1 352
Normalized EBITDA margin	33.4%	34.2%	33.8%	26.1%	32.3%	36.7%	40.0%	38.5%

GLOBAL EXPORT AND HOLDING COMPANIES [updated]	1Q 2018	2Q 2018	3Q 2018	4Q 2018	FY 2018	1Q 2019	2Q 2019	1HY 2019
Total volumes (thousand hl)	623	272	265	263	1 422	161	255	415
Revenue	146	107	164	164	582	135	184	319
Cost of sales	-122	-72	-101	-123	-418	-122	-152	-273
Gross profit	23	36	63	42	164	13	32	46
SG&A	-265	-240	-249	-262	-1 016	-306	-256	-564
Other operating income/expenses	8	5	0	11	25	8	21	29
Normalized EBIT	-233	-199	-186	-208	-827	-284	-203	-489
Normalized EBITDA	-164	-131	-125	-138	-558	-208	-125	-335

    ab-inbev.com

Press release Brussels / 8 October 2019 / 7.00am CET

ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media
Lauren Abbott	Pablo Jimenez
Tel: +1 212 573 9287	Tel: +1 212 284 0158
E-mail: lauren.abbott@ab-inbev.com	E-mail: pablo.jimenez@ab-inbev.com

Mariusz Jamka	Ingvild Van Lysebetten

Tel: +32 16 27 6888	Tel: +32 16 27 6608

E-mail: mariusz.jamka@ab-inbev.com	E-mail: ingvild.vanlysebetten@ab-inbev.com

Jency John	Fallon Buckelew
Tel: +1 646 746 9673	Tel: +1 310 592 6319
E-mail: jency.john@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 175,000 employees based in nearly 50 countries worldwide. For 2018, AB InBev’s reported revenue was 54.6 billion USD (excluding JVs and associates).

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